                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                             Texfi Industries, Inc.
                             ----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   882895 10 5
                                   -----------
                                 (CUSIP Number)

                           B. HARVEY HILL, JR., ESQ.
                               ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000
                              -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 1, 1997
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   882895 10 5                                                     PAGE 2 OF 5 PAGES
---------------------------------------                         ----------------------------------------

1                    NAME OF REPORTING PERSON

                     Polysindo Hong Kong Limited

                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------
2                    check the appropriate box if a member of a group  (A)
                     (B)
---------------------------------------------------------------------------------------------------------
3                    sec use only

---------------------------------------------------------------------------------------------------------
4                    source of funds*
                     AF
---------------------------------------------------------------------------------------------------------
5                    check box if disclosure of legal proceedings is required pursuant to items 2(D) OR
                     2(E)    [_]
---------------------------------------------------------------------------------------------------------
6                    citizenship or place of organization
                     Hong Kong
---------------------------------------------------------------------------------------------------------

                           7  sole voting power
                              1,024,928
     NUMBER OF
                   --------------------------------------------------------------------------------------
      SHARES               8  shared voting power
   BENEFICIALLY
     OWNED BY
                   --------------------------------------------------------------------------------------
       EACH                9  sole dispositive power
     REPORTING                1,024,928
      PERSON
                   --------------------------------------------------------------------------------------
       WITH               10  shared dispositive power

---------------------------------------------------------------------------------------------------------
11                   aggregate amount beneficially owned by each reporting person
                     1,024,928
---------------------------------------------------------------------------------------------------------
12                   check box if the aggregate amount in row (11) excludes certain shares  [_]
---------------------------------------------------------------------------------------------------------
13                   percent of class represented by amount in row (11)
                     11.6 %
---------------------------------------------------------------------------------------------------------
14                   type of reporting person*
                     CO
---------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer

   This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Texfi Industries, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5400 Glenwood Avenue, Suite 215, Raleigh, North Carolina 27612.

ITEM 2.  IDENTITY AND BACKGROUND

   The person filing this statement is Polysindo Hong Kong Limited, a Hong Kong corporation ("Polysindo"). Polysindo's principal business is the purchase and sale of polyester. Polysindo's principal business address is 1513 World Finance Centre, North Tower Harbor City, 19 Canton Road, Tsimshatsui, Kowloon, Hong Kong, and its principal offices are located at 902 China Building, 29 Queen's Road, Central Hong Kong.

   During the past five years, neither Polysindo nor, to the best of Polysindo's knowledge, Marimutu Sinivisan, its controlling person (the "Controlling Person") or any of its directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The name, business address, present principal occupation and citizenship of the Controlling Person and each director of Polysindo are as follows:


Name, Business Address,
-------------------------------------  ---------------------------------------       Present Principal Occupation
                                           Present Position with Polysindo      ---------------------------------------
Citizenship                            ---------------------------------------
-------------------------------------

Marimutu Sinivisan                     Controlling Person                       Officer of the Texmaco Companies
c/o P.T. Texmaco Jaya
Sentra Mulia Suite 1008, 19th Floor
JI H.R. Rasuna Said Kav. X-6 No. 8
8 Jakarta - 12540 Indonesia
Indonesian
Abirami Arunachalam                    Director                                 Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian
Nachiappan Swaminathan                 Director                                 Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian
Muthuveerappan Arunachalam             Director                                 Officer of the Texmaco Companies
902 China Building
29 Queen's Road Central
Hong Kong
Indian

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The shares of the Common Stock acquired as described in Item 4 will be purchased with funds of Polysindo obtained as a capital contribution from the Controlling Person.

Item 4.  Purpose of Transaction

   On August 1, 1997, Polysindo purchased 1,024,928 shares of the Common Stock at a per share price of $6.00, for an aggregate purchase price of $6,149,568. Polysindo purchased the Common Stock from 27 shareholders in private transactions. Polysindo acquired such shares for the purpose of obtaining a substantial equity ownership interest in the Company. Polysindo is interested in acquiring additional shares of Common Stock or other securities of the Company so that Polysindo would own a majority of the Common Stock of the Company. Such acquisitions will depend on market and other considerations, including, without limitation, whether such Common Stock or other securities become available at prices that are attractive to Polysindo. In addition, Polysindo may dispose of all or a portion of the Common Stock or other securities it now owns or may hereafter acquire.

   Except as described in this Item 4, Polysindo presently has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) Polysindo is the beneficial owner of 1,024,928 shares of the Common Stock pursuant to Rule 13d-3 under the 1934 Act, representing 11.6% of the issued and outstanding Common Stock.

        (b) Polysindo has the sole power to vote or direct the vote, or dispose of or to direct the disposition of, all 1,024,928 shares of the Common Stock.

        (c) Except for the transaction described herein, Polysindo has not effected any transactions in shares of the Common Stock during the past 60 days. Except for the transaction described herein, to the best knowledge of Polysindo, neither the Controlling Person nor any of the directors or officers named in Item 2 has effected any transactions in any shares of the Common Stock during the past 60 days.

        (d) Polysindo affirms that to the best of its knowledge no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it acquired on August 1, 1997.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Polysindo paid L. Terrell Sovey, Jr. a finder's fee of $250,000 for assisting in the coordination of the private purchases of the Common Stock on August 1, 1997. Other than such finder's fee, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURE

   AFTER REASONABLE INQUIRY AND TO THE BEST KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  AUGUST 11, 1997
                                    POLYSINDO HONG KONG LIMITED

                                    BY:  /s/ P. MANOHAR
                                       ------------------------
                                    NAME: P. Manohar
                                    TITLE: